25002842

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-66397

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Standard Chartered Securities (North America) LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1095 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Nielsen	(201) 706-5643	peter.nielsen@sc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Standard Chartered Securities (North America) LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARNE BROWN
Notary Public, State of New Jersey
Commission # 50221574
My Commission Expires May 2, 2029

Notary Public

Signature:

Title:
Director of Financial Operations

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | **F** 212.375.6888
forvismazars.us

Report of Independent Registered Public Accounting Firm

Member of Standard Chartered Securities (North America) LLC
and the Board of Directors of Standard Chartered Holdings

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America) LLC (Company) as of December 31, 2024, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York
February 28, 2025

Standard Chartered Securities (North America) LLC
Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	61,750,635
Accounts receivable		4,032,896
Due from related parties		16,935,994
Other assets		139,270
Total assets	$	82,858,795
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	187,228
Due to related parties		3,955,519
Total liabilities		4,142,747
Member's equity		78,716,048
Total liabilities and member's equity	$	82,858,795

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Standard Chartered Securities (North America) LLC (the "Company"), a wholly owned subsidiary of Standard Chartered Holdings (the "Parent"), is a Delaware corporation and a registered broker with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company, originally owned by Standard Chartered Bank of the United Kingdom ("Standard Chartered Bank"), was formed upon receiving substantially all the assets, liabilities, and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a United States ("U.S.") based broker-dealer. On April 30, 2017, Standard Chartered Bank contributed to the Parent all of its shares of the Company. As part of the transaction, the Company converted from a corporation to a limited liability company ("an LLC") on May 17, 2017.

The Company focuses primarily on sales of Asia, Africa, and the Middle East debt products to U.S. investors.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounts Receivable
The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables as of December 31, 2024, are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

Credit Losses on Financial Instruments
The Company recognizes and measures credit losses in accordance with FASB ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). the FASB issued Accounting Standard Update ("ASU") No. 2016-13, "*Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments*." This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings.

2. Summary of Significant Accounting Policies (continued)

Revenue and Expense Recognition from Securities Transactions
The FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to the customer.

Advisory Fee
The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Underwriting Fee
From time to time, the Company is included as a direct subscriber in syndications which are executed at Standard Chartered Bank. The Company recognizes revenue at consummation of a deal and believes that is when the performance obligation is satisfied. As of December 31, 2024, the Company had receivables relating to these deals of approximately $4,033,000 compared to approximately $1,065,000 as of December 31, 2023, which were unrelated to current receivables.

Cash
As of December 31, 2024, the Company maintained a cash balance of approximately $61,059,000 with a financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. In addition, the Company maintained a cash balance of approximately $692,000 with an affiliated bank which is not FDIC insured. The Company has not experienced any losses and does not believe it is subject to any significant credit risk on these balances.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and treated as a disregarded entity for U.S. Federal, state and local income tax purposes. The Company's financial results are included in the Parent's tax filings, and any related payables or receivables will be reflected in related party transactions.

The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

The Company has adopted ASU019-12 ("Topic 740") to simplify the accounting for income taxes. The adoption of the ASU did not have a material impact on its financial statements and related disclosures.

3. Related Party Transactions

The Company's December 31, 2024, due from related parties is primarily related to commission receivables of approximately $15,436,000, and a cash collateral balance for covered transactions under Reg W of $1,500,000. The receivables due from related parties was approximately $4,548,000 as of December 31, 2023.

The Company's December 31, 2024, due to related parties balance was approximately $3,956,000 of which approximately $3,626,000 is related to tax sharing arrangements, and approximately $330,000 related to commission activities with related parties. The payables due to related parties was approximately $72,000 as of December 31, 2023.

4. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current Indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. As of December 31, 2024, the Company's net capital under the Rule was $57,161,201, which exceeded the minimum requirements of $250,000 by $56,911,201. The net capital rule may effectively restrict distributions to the Parent.

5. Income Taxes

For the year ended December 31, 2024, the Company has determined that there were no material uncertain tax positions. At December 31, 2024, the Company's income tax returns for the years ended 2021, 2022 and 2023 are subject to examination by tax authorities.

The Company adopted the general accounting principle regarding uncertain tax positions. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

Income taxes net payable (receivable)	
Balance at January 1, 2024	$ 65,485
Provision for current taxes	5,528,278
Adjust prior year tax positions	6,481
Current year tax payments to related parties	(1,974,452)
Income taxes net payable (receivable) at December 31, 2024	$ 3,625,792

6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance. No subsequent events were noted through the report date.

Contents

Report of Independent Registered Public Accounting Firm	1
Exemption Report	2

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

Report of Independent Registered Public Accounting Firm

Member of Standard Chartered Securities (North America) LLC
and the Board of Directors of Standard Chartered Holdings

We have reviewed management's statements, included in the accompanying Exemption Report, in which Standard Chartered Securities (North America) LLC (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: Section (k)(2)(i) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements

We have also reviewed management's statements, included in the accompanying Exemption Report, in which the Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 because the Company's other business activities consist of receiving advisory services on mergers and acquisitions, and the Company stated it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the *Securities Exchange Act of 1934* and based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

Forvis Mazars, LLP

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York
February 28, 2025

Standard Chartered Securities (North America) LLC's Exemption Report

Standard Chartered Securities (North America) LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k) (2)(i)-"Special Account for the Exclusive Benefit of Customers" maintained

(2) The Company met the identified exemption provisions in 17C.F.R § 240.15c3-3 (k)(2)(i) throughout the year ended December 31, 2024, without exception.

(3) The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving fees for providing advisory services on mergers and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Standard Chartered Securities (North America) LLC

I, Peter Nielsen affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Director of Financial Operations

Date: February 28, 2025

Standard Chartered Securities (North America) LLC

Schedule of Assessment and Payments
General Assessment Reconciliation (Form SIPC-7)

December 31, 2024

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

forvis mazars

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Member of Standard Chartered Securities (North America) LLC
and the Board of Directors of Standard Chartered Holdings

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Standard Chartered Securities (North America) LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of CPAs and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Forvis Mazars, LLP

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York
February 28, 2025

Standard Chartered Securities (North America) LLC
Schedule of Assessment and Payments
Year Ended December 31, 2024

Revenues		
Commissions	$	22,598,134
Underwriting fees		9,627,731
Interest		1,691,864
Total revenue (FOCUS Report - Statement of Income (Loss) - Code 4030)		37,642,729
Deductions		
Commissions, floor brokerage and clearance paid to other SIPC members		-
Net gain from securities in investment accounts		-
Interest expense, but not in excess of total interest income		-
Total deductions		-
SIPC net operating revenues	$	37,642,729
SIPC general assessment at .0015	$	56,464
Less: Payments made with SIPC-6 filed		(18,231)
Less: Prior overpayment applied		0
Assessment balance due with SIPC-7 filing	$	38,233

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6